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                                                                    Exhibit 4.30

                          CERTIFICATE OF INCORPORATION

                                       OF

                             PNK DEVELOPMENT 3, INC.


          FIRST: The name of the corporation is PNK Development 3, Inc.

          SECOND: The address of the corporation's registered office in the State of Delaware is 30 Old Rudnick Lane, in the City of Dover, County of Kent 19901. The name of the corporation's registered agent at such address is LexisNexis Document Solutions Inc.

          THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

          FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Three Thousand (3,000) shares of common stock, having a par value of one cent ($.01) per share.

          FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, and the directors need not be elected by written ballot unless required by the Bylaws of the corporation.

          SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation.

          SEVENTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

          EIGHTH: The corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders are granted subject to this reservation.

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          NINTH: The incorporator is C. A. Webb, whose mailing address is Irell
& Manella LLP, 1800 Avenue of the Stars, Suite 900, Los Angeles, California
90067.

          I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, and, accordingly, have hereto set my hand this 10th day of June, 2002.





                                               /s/ C. A. Webb
                                               ---------------------------------
                                               C. A. Webb, Incorporator

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